UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  NOVEMBER 18, 2005                   /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC   V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

--------------------------------------------------------------------------------
                                                               TRADING SYMBOLS:
NOVEMBER 18, 2005                                              TSXV - CTM
                                                               TCBB - CTMHF
                                                               FRANKFURT - C8M


                    CENTRASIA LISTS ON THE FRANKFURT EXCHANGE

VANCOUVER, B.C., NOVEMBER 18, 2005 - Centrasia Mining Corp. (" Centrasia") announces that its shares now trade on the Frankfurt Stock Exchange under the symbol C8M (ISIN# CA15626R1029).

The Frankfurt Exchange, which offers fully electronic trading facilities, is the largest German stock exchange. It is the world's third largest stock exchange behind the NYSE and Nasdaq. Centrasia's management anticipates the new Frankfurt listing will not only enhance the company's market liquidity, but also broaden the company's shareholder base. The Frankfurt listing will provide easier access to Centrasia's shares for both private and institutional investors in Europe. For more information please visit the Frankfurt Stock Exchange's website at http://deutsche-boerse.com.


On behalf of the
Board of Directors of
CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
______________________
Douglas Turnbull
President & C.E.O.


FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.